EXHIBIT 99.1

Re:       Update Regarding Company’s Outstanding Public Debt

Ramat Gan, Israel - March 19, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

The Company reports that in accordance with the draft 2018 year-end financial data of its subsidiary, Bezeq, the Israel Telecommunication Corp. Ltd. (“Bezeq”), as well as in view of the expected write down of assets in the accounts of Bezeq and Bezeq’s subsidiaries, as was previously reported by Bezeq and us, as well as in accordance with the draft valuations received by us and carried out by an external appraiser in connection with the annual impairment test of the goodwill in the Company’s financial statements, the Company is expected to record a material decline in the assets and the accounting equity of the company.

Therefore, the aggregate material decline in the assets and the accounting equity of the company is expected to be in a cumulative range of NIS 700-800 million (as a result of all the write downs to date).

Bezeq’s finalization of its financial statements has not been completed yet and is still subject to changes or further write downs that may affect the Company’s reports.

In addition, Bezeq reported to the Company on March 19, 2019 that the Israel Securities Authority (“ISA”) rejected Bezeq’s request to treat Bezeq, Bezeq International and DBS as a single accounting unit instead of three separate units. If Bezeq’s request to the ISA would have been granted, the write-down it would have posted would not have been material. As a result of the impairment, the Company believes that its shareholders’ equity as of December 31, 2018 will be less than NIS 650 million.

The Company’s Deed of Trust for its Series C Debentures, includes an undertaking that the shareholders’ equity of the Company (equity attributed to the Company’s shareholders, excluding non-controlling interests) based on its last consolidated financial statements shall not be less than NIS 650 million for two or more consecutive calendar quarters (the “Equity Threshold”).

Failure to comply with this undertaking constitutes grounds for calling for the immediate repayment of the Series C Debentures. In view of the anticipated decline in the Company’s shareholders’ equity, which is expected to place the Company’s shareholders’ equity below the Equity Threshold, the Company will examine various financial possibilities in order to strengthen its shareholders’ equity.

The Company’s Board of Directors decided at its meeting held on the evening of March 19, 2019, that as a result of the foregoing the Company should enter into a dialogue with the holders of the Company’s debentures in order to examine financial possibilities for strengthening the Company’s shareholders’ equity or to obtain adjustments to the Company’s Deeds of Trust. The Board further determined to withhold payments to its financial creditors until such agreements are finalized.

Ami Barlev, CEO of the Company said: “Despite the possible noncompliance with the Equity Threshold, the Company has sufficient liquid balances that would allow it to pay its debts until November 2021, which is more than two and a half years from now, without receiving any dividends from Bezeq. The Company currently has a positive net asset value, or NAV. In addition, the Company has ample financial flexibility in light of the recent approval by the Ministry for more financing rounds and to reduce its holding of its freely tradable shares in Bezeq, which it could sell at any time. The Company believes that its basic asset, Bezeq, is a substantial asset in the telecommunications infrastructure market, and that the condition of the Company will enable it to continue to meet its legal obligations. We believe that the Company’s debenture holders will exercise caution and discretion in the course of a dialogue with the Company, in a manner as to enable the Company to utilize the qualitative tools at its disposal in order to deal with the situation and to strengthen the Company’s shareholders’ equity. We intend to conduct a dialogue with our debenture holders openly and transparently, in order to enable the Company to continue to meet its obligations in full.”

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement. The market, the regulatory environment and Bezeq’s specific situation continue to remain highly volatile.